SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ (Federal Revenue Service Registration of Corporate Taxpayers): No
02.558.118/0001 -65
NIRE (State Registration Identification Number) No 3130002535-7
(Publicly–held Comapany)

MATERIAL FACT

Telemig Celular Participações S.A. (“Telemig Participações” or the “Company”) publicly informs its subsidiary company Telemig Celular S.A. (“Telemig Celular” or the “Subsidiary”), after careful evaluation, made by the internal and external legal counsels, of the procedural status of the Writ of Mandamus No 024.98.138.623 -8 originated from 7th Lower Treasury Court of the Judicial District of Belo Horizonte /MG, currently in phase of Special Appeal No 422.747/MG in procedural progress before the 1st Panel of the Superior Court of Justice (“Process”), in which is being questioned the assessment of ICMS (sales and services tax) on the monthly subscription and value-added services, it entered into with the State of Minas Gerais (“State”) the Term of Adhesion to ICMS Agreement No 72/2006 (integrated by State Decree No 4422/2006 as subsequently amended).
Said Decree and its modifications authorize the State to grant the partial discharge from the ICMS (tax rate reduction) and its legal additions owed due to the rendering of communication services. As result of the related adhesion, Telemig Celular withdrew the suit, with the express consent of the State of Minas Gerais that, on the other hand, restored the Subsidiary, in February, 2008, the value of R$251,624,000.00 (two hundred and fifty-one million, six hundred and twenty-four thousand Reais), equivalent to the difference between the values judicially deposited in the aforementioned suit and the values owed as a result of the application of said Decree. The Subsidiary, as of February, 2008, will start collecting the ICMS over the subscription and added value services.
As a result of the expounded above, in the financial year of 2008, the subsidiary accrued the entirety of the ICMS over the subscription and additional services in the amount of R$700,005,000.00 (seven hundred million and five thousand Reais), from which R$448,381,000.00 (four hundred and forty-eight million, and three hundred and eighty-one thousand Reais) in consideration of the deposits in court registered in the long-term liabilities and the R$251,624,000.00 (two hundred and fifty-one million, six hundred and twenty-four thousand Reais) in the result of the financial year. The effect in the financial result of the Telemig Participações, net of expenditures, income tax, Social Insurance Contribution and other minor participation, shall totalize R$126,755,000.00 (one hundred and twenty-six million, seven hundred and fifty-five thousand Reais).

Belo Horizonte, February 25th, 2008.

André Machado Mastrobuono
Investors Relations Officer
Telemig Celular Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.